UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 205349

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-115996

Concordia Bus Nordic AB (publ)

(Exact name of registrant as specified in its charter)

Solna Strandväg 78

S-171 54 Stockholm

Sweden

+46 8 546 300 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

€130,000,000 9.125% Senior Secured Notes due August 1, 2009

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.  Exchange Act Reporting History

A.                            Concordia Bus Nordic AB (publ), a public limited company organized under the laws of Sweden (the “Company”), first incurred the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on August 12, 2004, in connection with the effectiveness of a Registration Statement on Form F-4 (Commission File No. 333-115996).  The Registration Statement related to an offering of high yield debt securities, namely its €130,000,000 9.125% Senior Secured Notes due August 1, 2009 (the “2009 Notes”) in exchange for the Company’s substantially identical outstanding high yield debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

B.                              The Company’s last filing of a periodic report was its annual report on Form 20-F for the fiscal year ended February 28, 2006, which it filed on May 16, 2007.  The Company’s duty to file under Section 15(d) of the Exchange Act as to the fiscal years ended February 28, 2006, 2007 and 2008 was automatically suspended because there were fewer than 300 holders of its 2009 Notes at the beginning of each such fiscal year.

Item 2.  Recent United States Market Activity

On January 22, 2004, the Company completed a registered exchange offer pursuant to which it issued the 2009 Notes in exchange for substantially identical outstanding notes that were originally issued by the Company in a private placement.  The exchange offer was registered pursuant to a Registration Statement referred to above.  Since this time, the Company has not conducted any other registered offerings of securities under the Securities Act.

Item 3.  Foreign Listing and Primary Trading Market

A.         The Company has maintained a listing on the Luxembourg Stock Exchange in Luxembourg of the 2009 Notes.

B.          The Company’s Notes were initially listed on the Luxembourg Exchange on January 22, 2004.  The Company has maintained the listing of the 2009 Notes on the Luxembourg Exchange for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.          To the best knowledge of the Company, during the 12-month period preceding the filing of this Form 15F, 100% of the on-exchange trading in the Company’s 2009 Notes occurred on the Luxembourg Stock Exchange.

Item 4.  Comparative Trading Volume Data

Not Applicable

Item 5.  Alternative Record Holder Information

Not Applicable

Item 6.  Debt Securities

The 2009 Notes have been issued in the form of global securities that have been deposited with Deutsche Bank AG London as common depository, on behalf of Euroclear SA/NV (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”), as depositaries, and registered in the name of the nominee of the common depository for Euroclear and Clearstream.  All beneficial interests in the 2009 Notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in Clearstream and Euroclear.  To the best of the Company’s knowledge, there are fewer than 300 holders of record of the 2009 Notes worldwide.  In particular, as of October 6, 2008, the 2009 Notes were held by 26 direct participants of Euroclear and Clearstream.

Item 7.  Notice Requirement

A.         On October 20, 2008, the Company published a notice as required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under section 15(d) of the Exchange Act.

B.          The notice was disseminated in the United States through publication in the Wall Street Journal (Eastern Edition) and the Financial Times, and in Europe through publication in D’Wort.  A copy of the notice was also published on the Company’s website at http://www.concordiabus.com.

Item 8.  Prior Form 15 Filers

Not Applicable

PART II

Item 9.  Rule 12g3-2(b) Exemption

Annual and quarterly reports will be published on our website at http://www.concordiabus.com.

PART III

Item 10.  Exhibits

1.           A copy of the announcement published on October 20, 2008 in the Wall Street Journal (Eastern Edition), the Financial Times and D’Wort indicating the Company’s intent to discontinue filings with the SEC is attached as Exhibit 10.1 to this Form 15F.

Item 11.  Undertakings

The undersigned issuer herby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                           The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(1)(4)(i);

(2)                           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Concordia Bus Nordic AB (publ) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 20, 2008	By:	/s/ Per Skargard

Name: Per Skargard

Title: Chief Financial Officer